              TSX-V: MAD                                OTCBB: MRDDF                        FSE: MRG

Suite 1500 - 701 West Georgia St, Vancouver, BC. V7Y 1C6

Tel: (604) 689-4580    Toll Free: 1-877-689-4580

www.mirandagold.com

MIRANDA GOLD REPORTS RED CANYON DRILL RESULTS

Vancouver, BC, Canada – October  12, 2010 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) announces drill results from an eight hole, 11,260 ft (3,433 m) reverse-circulation drilling program at Red Canyon, a sediment-hosted gold project in Eureka County, Nevada.

Miranda’s exploration funding partner Montezuma Mines Inc. ("Montezuma"), a wholly owned subsidiary of CMQ Resources Inc., conducted the drill program, which aimed to expand upon results in MR09-05C, a 2009 core hole that intersected 119 ft of 0.152 oz Au/t (36.28 m of 5.211 g Au/t) at the Ice prospect.  The drill program tested geologic, geochemical and geophysical targets southeast of MR09-05C in an area of complex faulting and folding.

Drill results included two mineralized zones in MR10-01, a vertical hole 1,660 ft (506 m) southeast of core hole MR09-05C.  The intercepts include:

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20 ft of 0.050 oz Au/t from 775-795 ft (6.1 m of 1.714 g Au/t from 236.3 to 242.4 m) and

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20 ft of 0.086 oz Au/t from 965-985 ft (6.1 m of 2.949 g Au/t from 294.2 to 300.3 m).

Prior exploration and drilling by Montezuma and others confirm the presence of a 650 ft-wide (200 m), 2,850 ft-long (869 m), southeast-striking corridor that extends from Ice through MR10-01 and up to an additional 1,190 ft (363 m) to the southeast.  The corridor between MR09-05C and MR10-01 has not been drilled by past operators.  The remaining seven drill holes, MR10-02 through MR10-08, did not intersect gold mineralization exceeding 0.01 oz Au/t (0.343 g Au/t).

"Although we would have liked to have seen mineralization in all of the drill holes, we are particularly encouraged by hole MR10-01.  This hole lies along the projection of mapped folds in an area cut by faults and dikes, all of which appear to be important in localizing gold mineralization at MR09-05C and the Ice Zone,” stated Ken Cunningham, President and CEO of Miranda.

To date, Montezuma's drilling has been permitted through a Notice of Intent (NOI) with the Bureau of Land Management. The NOI limits surface disturbance to a maximum of 5 acres (2 hectares). A Plan of Operations/Permit for Reclamation (POO) was filed in March 2010 with the Bureau of Land Management and is expected to be approved later this year. The POO will allow for the drilling of 31 holes in the first phase.  Nine of these holes lie in the corridor between MR09-05C and MR10-01. When complete, the POO will allow for up to 24.6 acres (9.96 hectares) of surface disturbance and increased flexibility in drill testing a variety of targets across the project.  Additional drilling is contingent upon acceptance of the POO.

All drill samples were collected with a reverse circulation drill using 5 ft (1.5 m) sample intervals.  Samples were assayed by ALS Chemex Laboratories, Inc. of Sparks, Nevada.  Gold results were determined using standard fire assay techniques on a 30 gram sample with an atomic absorption finish.  Montezuma QA/QC included the insertion of standards and blanks on a regular basis, collection of duplicate samples, and rerun assays on select samples.  Check assays were performed by SGS Mineral Services in Toronto, Ontario.

Project Details

The Red Canyon project includes 254 unpatented lode mining claims (7.9 square miles / 20.6 square kilometers) on the Battle Mountain-Eureka Trend and adjoins U.S. Gold's Tonkin Springs property to the west.  The project covers an erosional "window" that exposes hydrothermally altered and brecciated lower-plate carbonate rocks that are age equivalent to the rocks hosting the Cortez Hills gold deposit.

The data disclosed in this press release have been reviewed and verified by Company Geologist and Nevada Projects Manager Steven Koehler, CPG, BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Montezuma Mines Inc., NuLegacy Corporation, Piedmont Mining Company Inc., Ramelius Resources Ltd. and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.